SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

19 January 2016

        Prudential plc Solvency II capital position

On 7 December 2015 Prudential plc ("Prudential") announced that it had received approval from the Prudential Regulation Authority for the use of its internal model to calculate the Group Solvency Capital Requirement under the European Union's Solvency II Directive, which came into effect on 1 January 2016.

Based on this approval, we are pleased to announce that Prudential's estimated Group Solvency II surplus at 30 June 2015 was £9.2 billion and the solvency ratio was 190 per cent, before allowing for the 2015 interim dividend.

Mike Wells said: "Our Solvency II outcome confirms the strength of the Group's capital position and cash generative nature of our businesses. We remain confident that the Group will be able to continue to deliver high-quality products and services to both new and existing customers and strong, sustainable, profitable growth for our shareholders."

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 7548 3719	Raghu Hariharan	+44 (0)20 7548 2871
Tom Willetts	+44 (0)20 7548 2776	Richard Gradidge	+44 (0)20 7548 3860

Notes to Editors:

About Prudential plc
Prudential plc, which is incorporated in England and Wales, and its affiliated companies constitute one of the world's leading financial services groups, serving around 25 million insurance customers. It has £505 billion of assets under management (as at 30 June 2015). Prudential plc is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

Forward-Looking Statements
This document may contain 'forward-looking statements' with respect to certain of Prudential's plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about Prudential's beliefs and expectations and including, without limitation, statements containing the words "may", "will", "should", "continue", "aims", "estimates", "projects", "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. A number of important factors could cause Prudential's actual future financial condition or performance or other indicated results to differ materially from those indicated in any forward-looking statement. Such factors include, but are not limited to, future market conditions, including fluctuations in interest rates and exchange rates, the potential for a sustained low-interest rate environment, and the performance of financial markets generally; the policies and actions of regulatory authorities, including, for example, new government initiatives and the effect of the European Union's 'Solvency II' requirements on Prudential's capital maintenance requirements; the impact of continuing designation as a Global Systemically Important Insurer, or 'G-SII'; the impact of competition, economic uncertainty, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency standards, accounting standards or relevant regulatory frameworks, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate; and the impact of legal actions and disputes. These and other important factors may, for example, result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. Further discussion of these and other important factors that could cause Prudential's actual future financial condition or performance or other indicated results to differ, possibly materially, from those anticipated in Prudential's forward-looking statements can be found under the 'Risk factors' heading in its most recent Annual Report and the 'Risk Factors' heading of Prudential's most recent annual report on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as under the 'Risk Factors' heading of any subsequent Prudential Half Year Financial Report. Prudential's most recent Annual Report, Form 20-F and any subsequent Half Year Financial Report are/will be available on its website at www.prudential.co.uk.

Any forward-looking statements contained in this document speak only as of the date on which they are made. Prudential expressly disclaims any obligation to update any of the forward-looking statements contained in this document or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or other applicable laws and regulations.

Solvency II capital position at 30 June 2015

The estimated Group Solvency II surplus at 30 June 2015 was £9.2 billion and the Group solvency ratio was 190 per cent, before allowing for the 2015 interim dividend.

Estimated Group Solvency II capital position	30 June 2015 (£ billion)
Own Funds	19.4
Solvency Capital Requirement	10.2
Surplus	9.2
Solvency ratio	190%

These results allow for:

- capital in Jackson in excess of 250 per cent of the US local Risk Based Capital requirement. As agreed with the Prudential Regulation Authority, this is incorporated in the result above as follows:

o Own funds: represent Jackson's local US Risk Based available capital less 100 per cent of the US Risk Based Capital requirement (Company Action Level); and

o Solvency Capital Requirement: represent 150 per cent of Jackson's local US Risk Based Capital requirement (Company Action Level);

- non-recognition of a portion of Solvency II surplus capital relating to the Group's Asian life operations, reflecting regulatory prudence;

-  matching adjustment for UK annuities, based on the calibration published by the European Insurance and Occupational Pensions Authority on 7 December 2015; and

- transitional measures which have the effect of preserving the Solvency II surplus for our UK business at the same level as under Solvency I, for business written before 1 January 2016.

In line with Solvency II requirements, the Group's Solvency II capital surplus excludes:

- diversification benefits between Jackson and the rest of the Group;

- surplus in ring-fenced with-profits funds including the shareholder's share of the estate of with-profits funds; and

- surplus in pension funds.

Analysis of movement in capital position

We previously reported our economic capital results at year end 2013 and year end 2014 before there was certainty in the final outcome of Solvency II and before we received internal model approval. The Solvency II results now reflect the output from our approved internal model under the final Solvency II rules. Allowing for this change in basis, the movement from the previously reported economic capital basis solvency surplus at 31 December 2014 to the Solvency II approved internal model surplus at 30 June 2015 is set out in the table below:

Analysis of movement in Group surplus	£ billion
Economic capital surplus as at 1 January 2015	9.7

Operating experience	0.8
Non-operating experience (including market movements)	0.5

Other capital movements
Subordinated debt issuance	0.6
Foreign currency translation impacts	(0.1)
Final 2014 dividend	(0.7)

Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	(0.2)
Effect of partial derecognition of Asia Solvency II surplus	(1.4)
US Risk Based Capital treatment	0.0

Estimated solvency II surplus as at 30 June 2015	9.2

The movement in Group surplus over the first half of 2015 is driven by:

- Operating experience of £0.8 billion: generated by in-force business and new business written in the first half of 2015;

- Non-operating experience of £0.5 billion: mainly arising from positive market experience during the first half of 2015; and

- Other capital movements: comprising an increase in capital from subordinated debt issuance, offset by negative foreign currency translation effects and a reduction in surplus from payment of the 2014 final dividend.

In addition, the methodology and calibration changes arising from Solvency II relate to:

- a £0.2 billion reduction in surplus due to an increase in the Solvency Capital Requirement from strengthening of internal model calibrations, mainly relating to longevity risk, operational risk, credit risk and correlations, and a corresponding increase in the risk margin, which is partially offset by UK transitionals; and

- a £1.4 billion reduction in surplus due to the negative impact of Solvency II rules for "contract boundaries" and a reduction in the capital surplus of the Group's Asian life operations, as agreed with the Prudential Regulation Authority.

The change in US treatment from including 150 per cent, rather than 250 per cent of US Risk Based Capital (Company Action Level) in the Group Solvency Capital Requirement, is offset by a corresponding reduction in the Group Own Funds and therefore has no impact on surplus despite the positive impact on the solvency ratio.

The £0.5 billion reduction in Group surplus due to the net impacts above, including the impact of the change in basis from economic capital to Solvency II, represents an overall reduction in the Group solvency ratio from 218 per cent to 190 per cent.

Analysis of movement in Group solvency position (£ billion)	Own Funds	Solvency Capital Requirement	Surplus	Solvency ratio
Economic capital position at 1 January 2015	17.9	8.2	9.7	218%
Capital generation and other movements in the first-half of 2015	1.2	0.1	1.1	12%
Methodology and calibration changes
Changes to Own Funds (net of transitionals) and Solvency Capital Requirement calibration strengthening	2.3	2.5	(0.2)	(32%)
Effect of partial derecognition of Asia Solvency II surplus	(1.3)	0.1	(1.4)	(15%)
US Risk Based Capital treatment	(0.7)	(0.7)	0.0	7%
Estimated solvency II position at 30 June 2015	19.4	10.2	9.2	190%

Analysis of Group Solvency Capital Requirements

The split of the Group's estimated Solvency Capital Requirement by risk type including the capital requirements in respect of Jackson's risk exposures based on 150 per cent of US Risk Based Capital requirements (Company Action Level) but with no diversification between Jackson and the rest of the Group, is as follows:

	30 June 2015	30 June 2015
Split of the Group's estimated Solvency Capital Requirements	% of undiversified Solvency Capital Requirement	% of diversified Solvency Capital Requirement
Market	52%	66%
Equity	12%	16%
Credit	26%	44%
Yields (interest rates)	11%	4%
Other	3%	2%
Insurance	31%	24%
Mortality/morbidity	5%	2%
Lapse	15%	17%
Longevity	11%	5%
Operational/expense	11%	7%
FX translation	6%	3%

Reconciliation of IFRS equity to Group Solvency II Own Funds

Reconciliation of IFRS equity to Group Solvency II Own Funds	30 June 2015 (£ billion)
IFRS shareholders' equity	12.1
Restate US insurance entities from IFRS onto local US statutory basis	(1.8)
Remove DAC, goodwill & intangibles	(3.6)
Add subordinated-debt	4.3
Impact of risk margin (net of transitionals)	(2.8)
Add value of shareholder-transfers	3.4
Liability valuation differences	9.0
Increase in value of net deferred tax liabilities (resulting from valuation differences above)	(1.1)
Other	(0.1)
Estimated Solvency II Own Funds	19.4

The key items of the reconciliation are:

- £1.8 billion represents the adjustment required to the Group's shareholders' funds in order to convert Jackson's contribution from an IFRS basis to the local statutory valuation basis. This item also reflects a derecognition of Own Funds of £0.7 billion, equivalent to the value of 100 per cent of Risk Based Capital requirements (Company Action Level), as agreed with the Prudential Regulation Authority;

- £3.6 billion due to the removal of DAC, goodwill and intangibles from the IFRS balance sheet;

- £4.3 billion due to the addition of subordinated debt which is treated as available capital under Solvency II but as a liability under IFRS;

- £2.8 billion due to the inclusion of a risk margin for UK and Asia non-hedgeable risks, net of transitionals, all of which are not applicable under IFRS;

- £3.4 billion due to the inclusion of the value of future shareholder transfers from with-profits business (excluding the shareholder's share of the with-profits estate, for which no credit is given under Solvency II), which is excluded from the determination of the Group's IFRS shareholders' funds;

- £9.0 billion due to differences in insurance valuation requirements between Solvency II and IFRS, with Solvency II Own Funds partially capturing the value of in-force business which is excluded from IFRS; and

- £1.1 billion due to the impact on the valuation of deferred tax assets and liabilities resulting from the other valuation differences noted above.

Sensitivity analysis

At 30 June 2015, the estimated sensitivity of the Group Solvency II surplus to significant changes in market conditions is as follows:

- an instantaneous 20 per cent fall in equity markets would reduce surplus by £0.3 billion and reduce the solvency ratio to 189 per cent;

- an instantaneous 40 per cent fall in equity markets would reduce surplus by £1.9 billion and reduce the solvency ratio to 175 per cent;

- a 50 basis points reduction in interest rates (subject to a floor of zero) would reduce surplus by £1.0 billion and reduce the solvency ratio to 177 per cent;

- a 100 basis points increase in interest rates would increase surplus by £1.1 billion and increase the solvency ratio to 206 per cent; and

- a 100 basis points increase in credit spreads (with credit defaults of 10 times the expected level in Jackson) would reduce surplus by £1.2 billion and reduce the solvency ratio to 181 per cent.

UK Solvency II capital position at 30 June 2015 1, 2

On the same basis as above, the estimated UK Solvency II surplus at 30 June 2015 was £3.4 billion and the solvency ratio was 152 per cent. This relates to shareholder-backed business including the shareholders' share of future with-profits transfers, but excludes the shareholders' share of the estate in line with Solvency II requirements.

The surplus position of the UK with-profits funds remains strong on a Solvency II basis, but since this surplus is ring-fenced from the shareholder balance sheet, it is excluded from both the Group and the UK shareholder Solvency II surplus results. The estimated UK with-profits funds Solvency II surplus at 30 June 2015 was £3.7 billion, equivalent to a solvency ratio of 210 per cent.

Estimated solvency II capital position 30 June 2015	UK shareholder (£ billion)	UK with-profits (£ billion)
Own Funds	10.1	7.2
Solvency Capital Requirement	6.7	3.5
Surplus	3.4	3.7
Solvency ratio	152%	210%

Reconciliation of UK with-profits IFRS unallocated surplus to Solvency II Own Funds 2

Reconciliation of UK with-profits funds	30 June 2015 (£ billion)
IFRS unallocated surplus of UK with-profits funds	10.6
Existing adjustments from IFRS to Solvency I in Capital Position Statement:
Value of shareholder transfers	(2.3)
Other valuation differences	(0.9)
With-profits fund estate (Solvency I Pillar 1 Peak 2 basis)	7.4
Adjustments to Solvency II:
Risk margin (net of transitional)	(0.4)
Other valuation differences	0.2
Estimated Solvency II Own Funds	7.2

A reconciliation from IFRS to Solvency I has previously been disclosed annually in the Capital Position Statement in the Group IFRS financial statements. The additional reconciling items to Solvency II mainly reflect the risk margin net of transitionals, with other items including differences in the definition of the risk-free rate and the matching adjustment impact for non-profit annuity liabilities within the with-profits funds.

Statement of independent review

The methodology, assumptions and overall result have been subject to examination by KPMG LLP.

Free Surplus Generation under Solvency II

Solvency II will not affect in-force free surplus generation from our US, Asian and asset management operations. These operations, which collectively account for over 80 per cent of the Group's in-force free surplus generation3 will remain subject to local regulatory capital regimes.

For UK Life business the drivers of free surplus generation will change under Solvency II. Relative to the existing profile, the expected in-force free surplus generation will increase as a result of the release of the higher capital requirements and risk margin as the business runs-off. Conversely, the expected in-force free surplus generation will decrease due to the run-off of transitionals and the removal of valuation and reserving margins which existed under Solvency I. Based on the year end 2014 position and the then prevailing market conditions at that time, these effects broadly offset to produce a similar expected free surplus generation profile for in-force business. For new UK annuity business, the capital intensity at inception will be higher under Solvency II and as a result we will maintain our selective approach to capital allocation, centred on capital efficient with-profits products. UK Life free surplus generation is expected to be more sensitive to short-term market fluctuations before considering the effect of further management actions.

Notes:

1. The UK shareholder capital position represents the consolidated capital position of the shareholder funds of Prudential Assurance Company Ltd and all its subsidiaries.

2. The UK with-profits capital position includes the Prudential Assurance Company with-profits sub-fund, the Scottish Amicable Insurance Fund and the Defined Charge Participating Sub-Fund.

3. Based on in-force free surplus generation for the half year 2015. Free surplus generation is used to measure the internal cash generation of our business units. For insurance operations it represents amounts maturing from the in-force business during the period before investment in new business and excludes other non-operating items. For asset management it equates to post-tax IFRS operating profit for the period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 19 January 2016

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary